DLA Piper LLP (US) 1251 Avenue of the Americas, 27th Floor New York, New York 10020-1104 www.dlapiper.com Jon Venick jon.venick@dlapiper.com T 212.335.4651 F 917.778.8651

November 19, 2013

Via EDGAR Filing

Ms. Jennifer Gowetski

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE,

Washington, DC  20549

Re:	W. P. Carey Inc.
Registration Statement on Form S-4
Filed October 1, 2013
File No. 333-191517

Dear Ms. Gowetski:

This letter is submitted on behalf of W. P. Carey Inc. (“W. P. Carey”) and Corporate Property Associates 16 – Global Incorporated in response to a discussion that I had yesterday with a member of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission. As you are aware, on November 15, 2013, W. P Carey filed Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-191517) (the “Registration Statement”). Further to my conversation with the Staff, attached please find: (i) a draft of the opinion of DLA Piper LLP (US) to be filed as Exhibit 5.1 in connection with Amendment No. 2 to the Registration Statement (“Amendment No. 2”); (ii) a draft of the opinion of DLA Piper LLP (US) to be filed as Exhibit 8.1 in connection with Amendment No. 2; (iii) a draft of the opinion of Clifford Chance US LLP to be filed as Exhibit 8.2 in connection with Amendment No. 2; and (iv) a copy of a letter submitted to the Staff on November 5, 2013 by DLA Piper LLP (US) on behalf of W. P. Carey. Please note that W. P. Carey proposes to file Amendment No. 2 on or about November 21, 2013.

Should you have any questions or comments regarding the foregoing, please contact either myself or Christopher P. Giordano, Esq. of DLA Piper LLP (US), counsel to W. P. Carey, at (212) 335-4522.

Very truly yours,

/s/ Jon Venick

Jon Venick, Esq.

cc:	Paul Marcotrigiano, Esq. W. P. Carey Inc.

Christopher P. Giordano, Esq. DLA Piper LLP (US)

U. S. Securities and Exchange Commission

November 19, 2013

Kathleen L. Werner, Esq.

Clifford Chance US LLP

Attachments

Attachment One

Form of Exhibit 5.1 Opinion

Form of Exhibit 5.1 Opinion

DLA Piper LLP (US) The Marbury Building 6225 Smith Avenue Baltimore, Maryland 21209-3600 www.dlapiper.com

T 410.580.3000 F 410.580.3001

November [   ], 2013

W. P. Carey Inc.

50 Rockefeller Plaza

New York, New York 10020

RE:                        Registration Statement on Form S-4

Ladies and Gentlemen:

We have acted as counsel to W. P. Carey Inc., a Maryland corporation (the “Company”), and have been asked to render this opinion in connection with the Registration Statement on Form S-4, File No. 333-191517 (as amended through the date hereof, the “Registration Statement”), including the joint proxy statement/prospectus contained therein at the time the Registration Statement is declared effective (the “Prospectus”), filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), relating to, among other things, the registration and issuance by the Company of up to 30,958,637.60 shares (the “Shares”) of the Company’s common stock, par value $0.001 per share (the “Common Stock”) to be issued pursuant to the definitive Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 25, 2013, by and among Corporate Property Associates 16–Global Incorporated, a Maryland corporation (“CPA: 16 Global”), the Company, WPC REIT Merger Sub Inc., a Maryland corporation and an indirect wholly-owned subsidiary of the Company (“Merger Sub”), and each of the other parties thereto for the limited purposes set forth therein.  Pursuant to the Merger Agreement, CPA: 16 Global will merge with and into Merger Sub, with Merger Sub surviving as a direct subsidiary of WPC Holdco LLC (a direct subsidiary of the Company) (the “Merger”).

In our capacity as the Company’s counsel, we have reviewed originals or copies, certified or otherwise identified to our satisfaction, of the following documents (collectively, the “Documents”):

(a)        The Registration Statement, including the Prospectus contained therein;

(b)        The Articles of Amendment and Restatement of the Company (as attached to the Officer’s Certificate (as defined below)), certified by the Maryland State Department of Assessment and Taxation (the “SDAT”) as of recent date (the “Charter”);

W.P. Carey Inc.

November [   ], 2013

Page Two

(c)        The Amended and Restated Bylaws of the Company, as amended and restated as of June 21, 2012, as attached to the Officer’s Certificate and certified by an officer of the Company to be in effect on the date hereof;

(d)        Resolutions adopted by the Company’s Board of Directors on July 25, 2013 relating to, among other matters, (i) the filing of the Registration Statement and the Prospectus, (ii) the registration and issuance of the Shares pursuant to the Merger Agreement, (iii) the approval of the Merger and the Merger Agreement and the transactions contemplated thereby and (iv) the execution, delivery and performance of the obligations of the Company pursuant to the Merger Agreement, as attached to the Officer’s Certificate and certified by an officer of the Company to be in effect on the date hereof;

(e)        The Merger Agreement, (as filed as Annex A to the Registration Statement and attached to the Officer’s Certificate);

(f)         The Articles of Merger relating to the Merger in the form to be filed with the SDAT (the “Articles of Merger”), as attached to the Officer’s Certificate;

(g)        A certificate of an officer of the Company, dated as of the date hereof, as to certain factual matters (the “Officer’s Certificate”);

(h)        A short form good standing certificate with respect to the Company issued by the SDAT, dated as of a recent date; and

(i)         Such other documents as we have considered necessary to the rendering of the opinions expressed below.

In examining the Documents, and in rendering the opinions set forth below, we have assumed the following:  (a) each of the parties to the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory and each instrument, agreement, and other document executed in connection with the Documents to which such party is a signatory and each such party’s obligations set forth in the Documents, are its legal, valid and binding obligations, enforceable in accordance with their respective terms; (b) each person executing any such instrument, agreement or other document on behalf of any such party is duly authorized to do so; (c) each natural person executing any such instrument, agreement or other document is legally competent to do so; (d) the Documents accurately describe and contain the mutual understandings of the parties; and (e) all documents submitted to us as originals are authentic, all documents submitted to us as certified or photostatic copies or telecopies or portable document file (“.PDF”) copies conform to the original documents (and the authenticity of the originals of such copies), all signatures on all documents submitted to us for examination (and including signatures on photocopies, telecopies and .PDF copies) are genuine, and all

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November [   ], 2013

Page Three

public records reviewed are accurate and complete.  As to certain factual matters we have relied on the Officer’s Certificate as to the factual matters set forth therein, which we assume to be accurate and complete.

We have also assumed that (i) the Registration Statement, and any amendments thereto, will have been declared effective (and will remain effective at the time of issuance of any of the Shares), (ii) the issuance of the Shares at the time of the Merger, together with any other outstanding shares of Common Stock, will not cause the Company to issue shares of Common Stock in excess of the number of such shares that the Company is then authorized to issue under the Charter, and (iii) the Shares will not be issued or transferred in violation of the restrictions on transfer and ownership contained in Article VI of the Charter.

Based upon the foregoing, subject to the additional assumptions, qualifications, and limitations below, having regard for such legal considerations as we deem relevant, and limited in all respects to applicable Maryland law, we are of the opinion that the Shares have been duly authorized and when (a) the Articles of Merger have been duly filed of record with the SDAT, and (b) the Shares have been duly issued in accordance with the Merger Agreement upon consummation of the Merger and as described in the Registration Statement, the Shares will be validly issued, fully paid and non-assessable.

In addition to the assumptions and qualifications set forth above, the opinions set forth herein are subject to additional assumptions, qualifications, and limitations as follows:

(A)        We have made no investigation of, and we express no opinion as to, the laws of any jurisdiction other than the laws of the State of Maryland.  To the extent that any matter as to which our opinion is expressed herein would be governed by the laws of any jurisdiction other than the State of Maryland, we do not express any opinion on such matter.  The opinion expressed herein is subject to the effect of judicial decisions which may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.

(B)        We express no opinion as to compliance with the securities (or “blue sky”) laws of any jurisdiction or as to federal or state tax laws or laws regarding fraudulent transfers.

(C)        The foregoing opinions are rendered as of the date hereof. We assume no obligation to revise, update or supplement such opinions to reflect any facts or circumstances that may hereafter come to our attention or changes in the laws of the State of Maryland by legislative action, judicial decision or otherwise that may hereafter occur.

(D)        This opinion is limited to the matters set forth herein, and no other opinion should be inferred beyond the matters expressly stated.

W.P. Carey Inc.

November [   ], 2013

Page Four

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm under the heading “Legal Matters” in the prospectus included in the Registration Statement.  In giving our consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission thereunder.

Very truly yours,

DLA Piper LLP (US)

Attachment Two

Form of Exhibit 8.1 Opinion

Form of Exhibit 8.1 Opinion

DLA Piper LLP (US) 203 North LaSalle Street, Suite 1900 Chicago, Illinois 60601-1293 T 312.368.4000 F 312.236.7516 W www.dlapiper.com

November     , 2013

W. P. Carey Inc.
50 Rockefeller Plaza
New York, New York  10020
Attn:  Chief Executive Officer and Chief Financial Officer

WPC REIT Merger Sub Inc.,

c/o W. P. Carey Inc.
50 Rockefeller Plaza
New York, NY 10020

Attn:  Chief Executive Officer and Chief Financial Officer

Ladies and Gentlemen:

We have acted as counsel to W. P. Carey Inc., a Maryland corporation (“W. P. Carey”), in connection with that certain Agreement and Plan of Merger, dated as of July 25, 2013 (the “Merger Agreement”), by and among Corporate Property Associates 16–Global Incorporated, a Maryland corporation (“CPA®:16 – Global”), W. P. Carey, the ultimate parent of the external manager of CPA®:16 – Global, WPC REIT Merger Sub Inc., a Maryland corporation and an indirect subsidiary of W. P. Carey and successor in interest to Carey REIT III, Inc., a Maryland corporation (“Merger Sub”), and, for the limited purposes therein, Carey Asset Management Corp. and W. P. Carey & Co. B.V., each an indirect subsidiary of W. P. Carey, and, for certain other limited purposes, CPA 16 LLC, a Delaware limited liability company and an indirect subsidiary of CPA16.

As described in a Registration Statement on Form S-4, File No. 333-191517 and the related joint proxy statement/prospectus filed by W. P. Carey with the U.S. Securities and Exchange Commission (the “SEC”) on October 1, 2013 (as amended, the “Registration Statement”), and pursuant to the Merger Agreement, the parties thereto intend to merge (the “Merger”) CPA®:16 – Global with and into Merger Sub, with Merger Sub surviving the Merger as a direct subsidiary of WPC Holdco LLC, a Maryland limited liability company and a direct subsidiary of W. P. Carey (“WPC Holdco”).

In connection with the Merger Agreement, you have requested our opinion that for U.S. federal income tax purposes the Merger will qualify as a reorganization under Section 368(a) of the Code.

BACKGROUND

Upon the terms and subject to the conditions set forth in the Merger Agreement, CPA®:16 – Global shall merge with and into Merger Sub.  Following the Merger, Merger Sub will continue as the surviving corporation (the “Surviving Company”) and a direct subsidiary of WPC Holdco, and the separate corporate existence of CPA®:16 – Global will cease.  W. P. Carey will maintain its existence as a real estate investment trust (“REIT”) under Section 856 of the Code.

DOCUMENTS REVIEWED

In rendering the opinions expressed herein, we have examined and relied on: (i) the Merger Agreement, (ii) the Registration Statement, (iii) a certificate of representations, dated November [    ], 2013, provided by the Company (the “Certificate of Representations”), and (iv) such other documents, records and instruments as we have deemed necessary in order to enable us to render the opinions expressed herein.

OPINIONS AND GENERAL LIMITATIONS

The opinions set forth in this letter are based on relevant provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, interpretations of the foregoing as expressed in court decisions, legislative history, and existing administrative rulings and practices of the Internal Revenue Service (“IRS”) (including its practices and policies in issuing private letter rulings, which are not binding on the IRS except with respect to a taxpayer that receives such a ruling), all as of the date hereof. These provisions and interpretations are subject to change, which may or may not be retroactive in effect, and which may result in modifications of our opinions. Our opinions do not foreclose the possibility of a contrary determination by the IRS or a court of competent jurisdiction, or of a contrary determination by the IRS or the Treasury Department in regulations or rulings issued in the future. An opinion of counsel with respect to an issue represents counsel’s best professional judgment as to the outcome on the merits of the issue, if the issue were to be litigated, but an opinion is not binding on the IRS or the courts and is not a guarantee that the IRS will not assert a contrary position with respect to the issue or that a court will not sustain such a position asserted by the IRS.

In our examination of the foregoing documents, we have assumed that (i) all documents reviewed by us are original documents, or true, correct and complete copies of original documents, and have not been subsequently amended, (ii) the signatures on each original document are genuine, (iii)

2

each party who executed the document had proper authority and capacity, (iv) all representations and statements set forth in such documents are true, correct and complete and will remain true, correct and complete at all times up to and including the Effective Time, (v) the Merger will be consummated in accordance with the terms of the Merger Agreement, (vi) all obligations imposed by any such documents on the parties thereto have been or will be performed or satisfied in accordance with their terms, and (vii) the parties at all times will operate in accordance with the method of operation described in their organizational documents and the Registration Statement.

For purposes of rendering the opinions expressed herein, we have also assumed that the representations contained in the Certificate of Representations are true, correct and complete and will remain true, correct and complete at all times up to and including the Effective Time, that all parties related to the Merger have complied with and will continue to comply with the covenants and agreements set forth in the Certificate of Representations and the Merger Agreement, and that each representation that is stated in the Certificate of Representations to be made to the best of the knowledge of the parties related to the Merger is accurate and complete and will remain accurate and complete at all times up to and including the Effective Time without regard to such qualification as to the best of knowledge of any of the party related to the Merger.

Our opinions could be affected if any of the facts set forth in the Merger Agreement, the Registration Statement or the Certificate of Representations or other documents, records and instruments we have reviewed are or become inaccurate or if there is a failure to comply with any of the covenants and agreements set forth in the Merger Agreement or the Certificate of Representations.

Based upon and subject to the foregoing, we are of the opinion that the merger of CPA®:16 – Global with and into Merger Sub will qualify as a reorganization within the meaning of Section 368(a) of the Code.

The opinions expressed herein represent our conclusions as to the application of the U.S. federal income tax laws existing as of the date hereof. We can give no assurance that legislative enactments, administrative changes or judicial decisions that would modify or supersede our opinion will not be forthcoming. The opinions expressed herein represent our conclusions based upon the assumptions, documents, facts, representations, covenants and agreements referred to above. Any material amendments to such documents, changes in any significant facts or inaccuracy of such assumptions, representations, covenants or agreements could affect the accuracy of our opinions. Although we have made such inquiries and performed such investigations as we have deemed necessary to fulfill our professional responsibilities as counsel,

3

we have not undertaken an independent investigation of all of the facts referred to in this letter and the Certificate of Representations.

The opinions expressed herein are (i) limited to those matters expressly covered, and no opinion is to be implied in respect of any other matter, (ii) as of the date hereof, and (iii) rendered by us at the request of the Company in connection with the Registration Statement. We assume  no obligation to update our opinions in the event that there is either a change in the legal authorities, facts or documents on which we have relied in rendering our opinions.

4

We hereby consent to the filing of this opinion letter with the U.S. Securities and Exchange Commission as an exhibit to the Registration Statement and to the references therein to us. In giving such consent, we do not hereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the U.S. Securities and Exchange Commission promulgated thereunder.

Very truly yours,

DLA Piper LLP (US)

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Attachment Three

Form of Exhibit 8.2 Opinion

CLIFFORD CHANCE US LLP 31 WEST 52ND STREET NEW YORK, NY 10019-6131 TEL +1 212 878 8000 FAX +1 212 878 8375 www.cliffordchance.com

FORM OF EXHIBIT 8.2 OPINION

November [     ], 2013

Corporate Property Associates 16–Global Incorporated

50 Rockefeller Plaza

New York, New York 10020

Ladies and Gentlemen:

We have acted as counsel to Corporate Property Associates 16–Global Incorporated, a Maryland corporation (“CPA®:16 – Global”), in connection with an Agreement and Plan of Merger, dated as of July 25, 2013 (the “Merger Agreement”), by and among CPA®:16 – Global, W. P. Carey Inc., a Maryland corporation (“W. P. Carey”), WPC REIT Merger Sub Inc., a Maryland corporation and an indirect subsidiary of W. P Carey (“Merger Sub”), and, for the limited purposes therein, Carey Asset Management Corp. (“CAM”), W. P. Carey & Co. B.V., and CPA 16 LLC, as described in a Registration Statement on Form S-4, File No. 333-191517, and the related joint proxy statement/prospectus filed by W. P. Carey with the U.S. Securities and Exchange Commission on October 1, 2013 (as amended, the “Registration Statement”).  As contemplated in the Merger Agreement, CPA®:16 – Global will merge with and into Merger Sub, with Merger Sub surviving the merger as a direct wholly-owned subsidiary of WPC Holdco LLC, a direct wholly-owned subsidiary of W. P. Carey (the “Merger”).

In connection with the Merger Agreement, you have requested our opinion with respect to certain U.S. federal income tax matters related to the Merger.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement.

The opinion set forth in this letter is based on relevant provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, interpretations of the foregoing as expressed in court decisions, legislative history, and existing administrative rulings and practices of the Internal Revenue Service (“IRS”) (including its practices and policies in issuing private letter rulings, which are not binding on the IRS except with respect to a taxpayer that receives such a ruling), all as of the date hereof. These provisions and interpretations are subject to change, which may or may not be retroactive in effect, and which may result in modifications of our opinion. Our opinion does not foreclose the possibility of a contrary determination by the IRS or a court of competent jurisdiction, or of a contrary determination by the IRS or the Treasury Department in regulations or rulings issued in the future. In this regard, an opinion of counsel with respect to an issue represents counsel’s best professional judgment with respect to the outcome on the merits with respect to such issue, if such issue were to be litigated, but an

CLIFFORD CHANCE US LLP

opinion is not binding on the IRS or the courts and is not a guarantee that the IRS will not assert a contrary position with respect to such issue or that a court will not sustain such a position asserted by the IRS.

In rendering the opinion expressed herein, we have examined and relied on (i) the Merger Agreement, (ii) the Registration Statement, (iii) a certificate of representations, dated as of the date hereof, provided by CPA®:16 – Global and CAM, and a certificate of representations, dated as of the date hereof, provided by W. P. Carey and Merger Sub (each, a “Certificate of Representations,” and collectively, the “Certificates of Representations”), and (iv) such other documents, records and instruments as we have deemed necessary in order to enable us to render the opinion expressed herein.

In our examination of the foregoing documents, we have assumed that (i) all documents reviewed by us are original documents, or true, correct and complete copies of original documents, and have not been subsequently amended, (ii) the signatures on each original document are genuine, (iii) each party who executed the document had proper authority and capacity, (iv) all representations and statements set forth in such documents are true, correct and complete and will remain true, correct and complete, (v) the Merger will be consummated in accordance with the terms of the Merger Agreement, and as described in the Registration Statement, (vi) all obligations imposed by any such documents on the parties thereto have been or will be performed or satisfied in accordance with their terms, and (vii) the parties at all times will operate in accordance with the method of operation described in their organizational documents and the Registration Statement.

For purposes of rendering the opinion expressed herein, we have also assumed that the representations contained in the Certificates of Representations are true, correct and complete and will remain true, correct and complete, that CPA®:16 – Global, CAM, W. P. Carey, and Merger Sub have complied with and will continue to comply with the covenants and agreements set forth in the Certificates of Representations and the Merger Agreement, and that each representation that is stated in the Certificates of Representations to be made to the best of the knowledge of CPA®:16 – Global, CAM, W. P. Carey, or Merger Sub is accurate and complete and will remain accurate and complete without regard to such qualification as to the best of such party’s knowledge.

Our opinion could be affected if any of the facts set forth in the Merger Agreement, the Registration Statement or the Certificates of Representation or other documents, records and instruments we have reviewed are or become inaccurate or if there is a failure to comply with any of the covenants and agreements set forth in the Merger Agreement or the Certificates of Representations.

Based upon and subject to the foregoing, we are of the opinion that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

The opinion expressed herein represents our conclusion as to the application of the U.S. federal income tax laws existing as of the date hereof. We can give no assurance that legislative enactments, administrative changes or judicial decisions that would modify or supersede our opinion will not be forthcoming. The opinion expressed herein represents our conclusion based upon the assumptions, documents, facts, representations, covenants and agreements referred to above. Any material amendments to such documents, changes in any significant facts or inaccuracy of such assumptions, representations, covenants or agreements could affect the accuracy of our opinion. Although we have made such inquiries and performed such investigations as we have deemed necessary to fulfill our professional responsibilities

CLIFFORD CHANCE US LLP

as counsel, we have not undertaken an independent investigation of all of the facts referred to in this letter and the Certificates of Representations.

The opinions set forth in this letter are: (i) limited to those matters expressly covered and no opinion is expressed in respect of any other matter; (ii) as of the date hereof; and (iii) rendered by us at the request of CPA®:16 – Global.  We hereby consent to the filing of this opinion with the SEC as an exhibit to the Registration Statement and to the references therein to us. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the SEC promulgated thereunder.

Very truly yours,

Attachment Four

Letter Dated November 5, 2013

DRAFT RESPONSE LETTER

CONTENT FOR DISCUSSION

DRAFT RESPONSE TO COMMENT NUMBER FIVE

FOR DISCUSSION PURPOSES

Notes to Unaudited Pro Forma Consolidated Financial Information, page F-5

Adjustment A, page F-7

5. Please tell us the circumstances that caused your intangible assets, excluding goodwill, to increase in value by approximately $604 million. In particular, provide detail differentiating between in-place lease and above-market rents, and your anticipated weighted-average amortization period for such intangible assets. Please provide similar information for your acquired intangible liabilities and amend to provide the anticipated weighted-average amortization periods for acquired intangible assets and liabilities.

Proposed Response:

As a result of recording the assets for Corporate Property Associates 16 — Global Incorporated (“CPA®:16 — Global”) at fair value, the In-place lease and Above-market lease intangible assets increased by $604 million. The value of the In-place lease intangible assets increased by $350 million due to an increase in the estimated costs associated with re-leasing properties, including certain lessees requiring greater tenant improvement allowances and free rents from landlords, higher leasing commissions necessary in the market in order to help attract tenants, and generally a longer time period in which to lease/re-lease a property. The value of the Above-market lease intangible assets has increased by $254 million because there has been a general deterioration in real estate market conditions since the majority of property acquisitions by CPA®:16 — Global that has caused market rents to decrease generally. While the majority of CPA®:16 — Global’s leases have not “reset” to current market rates since the property acquisition, contract lease payments have increased due to rent escalation clauses contained in the leases. This has resulted in a larger difference between market rates and contractual rates than at the time of acquisition of the property by CPA®:16 — Global. The weighted-average amortization period for the In-place lease and Above-market lease intangible assets is approximately 12 years for each category.

The acquired intangible liabilities increased by $17 million and are related to Below-market lease intangible liabilities. The leases with Below-market rents represent a smaller portion of leases within the portfolio, because, as noted above, a majority of the properties acquired by CPA®:16 — Global are in markets that have experienced a general decrease in market rents.  However, within this smaller portion of leases there are a number of factors that contribute to the increase in Below-market lease intangibles, such as (i) leases in the portfolio which have “reset” to market since their initial acquisition by CPA®:16 — Global (e.g. tenants have exercised fair market rent renewal options or there has been a lease restructuring) and are now below market, due to increases in market rent that have outpaced the contractual rent increases, (ii) leases in the portfolio whereby the rents have “reset” due to a restructuring or the tenant exercising a favorable rent renewal option, and those “reset” amounts happen to be below market rent since their initial acquisition by CPA®:16 – Global, or (iii) properties that are located in markets where, contrary to the general real estate trend from the time of initial acquisition of the majority of CPA®:16 — Global’s properties, the market has seen rent appreciation for the specific property type owned by CPA®:16 — Global (e.g. industrial, office, etc.) above the contractual rent steps contained in the CPA®:16 — Global leases. The weighted-average amortization period for Below-market intangible liabilities is approximately 15 years.